U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant  to Section  16(a) of the  Securities  Exchange  Act of 1934,
    Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person:
    A-Z Professional Consultants, Inc.
    268 West 400 South
    Salt Lake City, Utah  84101

2.   Date of Event Requiring Statement - (Month/Day/Year) January 28, 2000

3. IRS or Social Security Number of Reporting Person (Voluntary):

4. Issuer  Name and  Ticker  or  Trading  Symbol:
    Professional Wrestling Alliance, (A Delaware Corporation)
    (fka Jutland Enterprises, Inc.)
    Trading on the OTC-BB under the symbol "PWAA"

5. Relationship of Reporting Person to Issuer (Check all applicable):
  _____ Director                    ________10% Owner

  _____ Officer(give title below)    _X___Other (specify below)
                                     Owner .0157%

6. If Amendment, Date of Original(Month/Year):

     Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security          2. Amount of Securities   3.  Ownership           4.  Nature of Indirect Beneficial Ownership
    (Instr. 4)                   Beneficially Owned        Form:  Direct              (Instr. 5)
                                (Instr. 4)              (D) or Indirect (I)
                                                          (Instr. 5)

$.001 par value common stock         11,915                  D
$.001 par value common stock     25,000,000                  I                         By A-Z Professional Consultants, Inc.
                                                                                        Retirement Trust




Reminder:   Report on a separate line for each class of securities beneficially
              owned directly or indirectly.                               (Over)
                 (Print or Type Responses)                       SEC 1473 (8-92)

               Table II--Derivative Securities Beneficially Owned (e.g.,puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security 2.  Date Exer-     3.  Title and Amount of Securities 4.Conver-   5. Owner-   6. Nature of Indirect
     (Instr. 4)                     cisable and       Underlying  Derivative Security    sion or    ship Form   Beneficial Ownership
                                    Expiration               (Instr. 4)                  Exercise   of Deriv-       (Instr. 5)
                                       Date                                              Price of    ative
                                  (Month/Day/Year)                                       Deri-      Security:
                                                                                         vative      Direct
                                                                                         Security   (D)  or
                                                                                                    Indirect
                                                                                                      (I)
                                                                                                   Instr. 5)
                                  Date     Expira-                      Amount or
                                  Exer-     tion           Title        Number of
                                  cisable   Date                         Shares



Explanation of Responses:

(1) A-Z Professional Consultants, Inc. a Utah Corporation, is 100% owned by Allen Wolfson. BonnieJean C. Tippets is the President of A-Z Professional Consultants, Inc.

(2) A-Z Professional Consultants, Inc., Retirement Trust, is a private trust owned by A-Z Professional Consultants, Inc., with Allen Wolfson as the sole Beneficiary and BonnieJean C. Tippets as Trustee.


** Intentional misstatements or omission of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                            /s/ BonnieJean C. Tippets            3/7/2000
                         -----------------------------        ---------------
                        A-Z Professional Consultants, Inc.          Date
                        By: BonnieJean C. Tippets
                        Its: President

Note:  File three copies of this Form, one of which must be manually signed.  If space provided is insufficient, See Instruction 6 for procedure.
                                                                          Page 2
                                                                 SEC 1473 (8-92)